UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Optio Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68389J106

(CUSIP Number)

Mr. G. Robert Beck

c/o Optio Software, Inc.

3015 Windward Plaza

Windward Fairways II

Alpharetta, Ga 30005

770-576-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68389J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Robert Beck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,196,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,196,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,196,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of Optio Software, Inc., a Georgia corporation, (the “Company”). The principal executive offices of the Company are located at 3015 Windward Plaza, Windward Fairways II, Alpharetta, GA, 30005.

Item 2.	Identity and Background

(a) - (c) This statement is being filed by Mr. G. Robert Beck, an individual investor, (the “Reporting Person”).  Mr. Beck has served as director of the Company since March 18, 2003.  The principal place of business of Mr. Beck is c/o Optio Software, Inc., 3015 Windward Plaza, Windward Fairways II, Alpharetta, Ga 30005.

(d) - (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Beck is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration

On August 2, 2004, the Reporting Person consummated the sale of 20% of the issued and outstanding capital stock of Sales Builders, Inc., a privately held corporation, to Mr. Charles Carey in exchange for the sum of $75,000 and 600,000 shares of the Company’s Common Stock pursuant to a Bill of Sale and Seller’s Affidavit dated June 10, 2004.  The Reporting Person acquired 586,666 shares of the Company Common Stock upon the exercise of vested options that the Reporting Person was granted while employed by the Company as Executive Vice President of Sales from 1998 to August, 2000.  The Reporting Person used personal funds to acquire these shares.  In addition, the Reporting Person owns vested options to acquire 10,000 shares of Common Stock that was granted to the Reporting Person in June, 2004 as compensation for serving on the Company’s Board of Directors.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the shares of Common Stock reported herein for investment purposes. The Reporting Person may purchase or otherwise acquire additional Common Stock or sell or otherwise dispose of Common Stock beneficially owned by him, in each case in open market or privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) As of August 2, 2004, the Reporting Person beneficially owned an aggregate of 1,196,666 shares of Common Stock.  On the basis of 21,118,149 shares of Common Stock reported by the Company to be issued and outstanding as of December 13, 2004 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 15, 2004, the Reporting Persons beneficially owned 5.67% of the outstanding Common Stock.

(b) The Reporting Person has sole voting power and sole dispositive power over 1,196,666 shares of Common Stock.
(c) Purchases within the last sixty days:
None.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2005
Date
/s/ G. Robert Beck
Signature
G. Robert Beck
Name/Title